UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

January 4, 2017
Date of Report (Date of earliest event reported)

CASTLIGHT HEALTH, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	001-36330 (Commission File Number)	26-1989091 (I.R.S. Employer Identification Number)

150 Spear Street, Suite 400
San Francisco, CA 94105
(Address of principal executive offices)

(415) 829-1400
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[X] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.
On January 4, 2017, Castlight Health, Inc. (“Castlight” or the “Company”) entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Neptune Acquisition Subsidiary, Inc., a Delaware corporation and wholly owned subsidiary of Castlight (“Merger Sub”), Jiff, Inc., a Delaware corporation (“Jiff”) and Fortis Advisors LLC, as the Stockholders’ Agent, pursuant to which Merger Sub will merge with and into Jiff with Jiff surviving the merger as a wholly owned subsidiary of Castlight (the “Merger”).
Subject to the terms and conditions set forth in the Merger Agreement, upon the consummation of the Merger, all outstanding capital stock and vested options of Jiff will be exchanged for an aggregate of approximately 27,000,000 shares, and options exercisable to purchase shares, of Castlight Class B Common Stock, subject to certain adjustments as set forth in the Merger Agreement, and the right to receive up to 4,000,000 shares of Castlight Class B Common Stock upon the achievement by the Jiff business of certain milestones in 2017. Former Jiff equityholders will receive an aggregate of 1,000,000 shares of Castlight Common Stock if the Jiff business achieves at least $25 million in revenue in 2017 and an aggregate of 3,000,000 shares of Castlight Common Stock if the Jiff business achieves at least $25 million in net new bookings during 2017. All options for Jiff common stock and Jiff restricted stock units held by Jiff employees who become continuing employees of the combined company will be converted into options to purchase Castlight Class B Common Stock and Castlight restricted stock units, respectively.
The Merger Agreement contains customary representations, warranties and covenants by Castlight, the Merger Sub and Jiff and is subject to certain closing conditions, including, among other things, approval by the stockholders of Castlight of the issuance of Castlight Class B Common Stock in connection with the Merger. Pursuant to the Merger Agreement, following the closing of the Merger (the “Closing”), certain securityholders of Jiff have agreed to indemnify Castlight for any losses related to certain matters, including, among other things, failures of Jiff’s representations and warranties in the Merger Agreement to be true and correct, failure by Jiff to comply with its covenants in the Merger Agreement, and other specified matters. As partial security for such indemnification obligations, the parties have agreed to deposit 2,700,000 shares of Castlight Class B Common Stock in a separate escrow fund for a period of 12 months after Closing.
Upon the Closing, the Board of Directors (“Board”) of Castlight will include two members designated by Jiff.
In connection with the Merger Agreement, certain stockholders of Castlight holding approximately 44.2% of the voting power of Castlight (collectively, the “Designated Equityholders”) have entered into a support agreement with Jiff (the “Support Agreement”). The Support Agreement places certain restrictions on the transfer of the shares of common stock of Castlight (and options exercisable therefor) held by the Designated Equityholders and includes covenants regarding the voting of such shares, including an agreement to vote in favor of the issuance of shares of Castlight Class B Common Stock and related matters and against competing acquisition proposals. Additionally, certain stockholders of Jiff holding approximately: (a) 68.0% of Jiff common stock, Jiff preferred stock and Jiff starter stock, voting together as a single voting class), (b) 22.5% of the outstanding shares of Jiff common stock, and (c) 68.7% of the outstanding shares of Jiff preferred stock and starter stock (voting together as a single class) (collectively, the “Jiff Designated Equityholders”) have entered into a support agreement with Castlight (the “Stockholder Agreement”). The Stockholder Agreement places certain restrictions on the transfer of the capital stock of Jiff (and options exercisable therefor) held by the Jiff Designated Equityholders and includes covenants regarding the voting of such shares, including an agreement to vote in favor of the Merger and the adoption of the Merger Agreement and related matters and against competing acquisition proposals.
Also in connection with the Merger Agreement, the Designated Equityholders, the Jiff Designated Equityholders and certain officers of Castlight each entered into a Lock-up Agreement with Castlight pursuant to which such parties have agreed, except in limited circumstances, not to sell or transfer, or engage in swap or similar transactions with respect to, shares of Castlight’s capital stock, including, as applicable, shares received in connection with the Merger, for a period ending on the earlier of (a) 90 days following the Closing or (b) July 2, 2017.

The preceding summary is qualified in its entirety by reference to the Merger Agreement and the forms of Support Agreement, Stockholder Agreement and Lock-up Agreement, which are filed as Exhibits 2.1, 10.1, 10.2 and 10.3, respectively, and incorporated herein by reference. The Merger Agreement has been attached as an exhibit to this Current Report on Form 8-K to provide investors and securityholders with information regarding its terms. It is not intended to provide any other factual information about Castlight or Jiff or to modify or supplement any factual disclosures about Castlight in its public reports filed with the Securities and Exchange Commission (“SEC”). The Merger Agreement includes representations, warranties and covenants of Castlight and Jiff made solely for the purpose of the Merger Agreement and solely for the benefit of the other parties thereto in connection with the negotiated terms of the Merger Agreement. Investors should not rely on the representations, warranties and covenants in the Merger Agreement or any descriptions thereof as characterizations of the actual state of facts or conditions of Castlight or Jiff, or any of their respective subsidiaries or affiliates. Moreover, certain of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to SEC filings or may have been used for purposes of allocating risk among the parties to the Merger Agreement, rather than establishing matters of fact.
Item 2.02 Results of Operations and Financial Condition.
On January 4, 2017, Castlight and Jiff issued a joint press release announcing the Merger (the “Joint Press Release”). In the Joint Press Release, the Company disclosed that it expects to report full year 2016 revenue of approximately $102 million, which is the high-end of its previously issued guidance range. This reflects the Company’s estimates based solely upon information available to it as of the date of this Current Report on Form 8-K, is not a comprehensive statement of its financial results or position as of or for the year ended December 31, 2016, and has not been audited, reviewed or compiled by the Company’s independent registered public accounting firm.
The Joint Press Release is being furnished as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.
The information in this Item 2.02, including Exhibit 99.1 to this Current Report on Form 8-K, shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section or Sections 11 and 12(a)(2) of the Securities Act of 1933, as amended. The information contained in this Item 2.02 and in the accompanying Exhibit 99.1 shall not be incorporated by reference into any registration statement or other document filed by Castlight with the SEC, whether made before or after the date of this Current Report on Form 8-K, regardless of any general incorporation language in such filing (or any reference to this Current Report on Form 8-K generally), except as shall be expressly set forth by specific reference in such filing.
Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Directors.
(b)
The information set forth below under Item 5.02(c) is hereby incorporated by referenced into this Item 5.02(b).
In connection with the Merger, Ann Lamont, a member of the Board of the Company, notified the Company of her decision to resign from the Board, effective at the Closing. Ms. Lamont serves on the Audit Committee. Ms. Lamont’s decision to resign, to the knowledge of the Company’s executive officers, was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.
(c)
On January 4, 2017, the Board of the Company, in connection with the Merger, approved the appointment of Giovanni Colella as Executive Chairman, John C. Doyle as Chief Executive Officer, and Derek Newell as President of the Company, in

each case to be effective at the Closing. Mr. Colella and Mr. Doyle were appointed to these positions from other positions with the Company as described below. Following the Closing, although no person will hold the title of Chief Operating Officer, Mr. Doyle will continue to take on the duties and responsibilities of principal operating officer.
At this time, the Board has not approved any changes to Mr. Colella’s compensation in connection with his transition to becoming Executive Chairman.
There are no arrangements or understandings between Mr. Newell and any other persons pursuant to which Mr. Newell was named as an officer, other than the Merger Agreement. To the Company’s knowledge, Mr. Newell is not a party to any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K. In connection with his appointment as President, Mr. Newell will execute the Company’s standard form of indemnification agreement for executive officers.
Giovanni M. Colella co-founded Castlight in 2008 and previously served as its Chief Executive Officer and a director since that time. Prior to founding Castlight, Dr. Colella served as Founder, President and Chief Executive Officer of RelayHealth Corporation, a health care technology company, from 2000 until its acquisition in 2006. Dr. Colella holds an M.D. from the Universita Degli Studi di Milano in Italy and an M.B.A. from Columbia Business School.
John C. Doyle previously served as Castlight's President since July 2016 and as its Chief Operating Officer since November 2015, and prior to that as its Chief Financial Officer, Vice President and Treasurer from November 2012 until July 2016. Previously, Mr. Doyle served as Chief Financial Officer and then Chief Operating Officer of Achaogen, Inc., a biopharmaceutical company, from August 2009 to November 2012. Prior to joining Achaogen, Mr. Doyle was Vice President, Finance and Corporate Planning at Genentech, Inc. from July 2007 to June 2009. Mr. Doyle previously served in various roles at Renovis, Inc., from 2002 to June 2007, ultimately as its Senior Vice President of Corporate Development and Chief Financial Officer. Mr. Doyle has been a member of the board of directors of Achaogen since November 2012 and a member of its compensation committee since January 2016. Mr. Doyle holds a B.S. in Business Administration from California Polytechnic State University, San Luis Obispo, and an M.B.A. from the Haas School of Business at the University of California, Berkeley.
Derek Newell has been the Chief Executive Officer of Jiff since November 2011. Prior to that he was the President at Robert Bosch Healthcare Systems, Inc., a telehealth systems company, from 2008 to 2011. Before that, he was Chief Marketing Officer at LifeMasters, a disease management/population health management company, from 2006 to 2011. Mr. Newell holds B.S. in Molecular & Cellular Biology (Biochemistry) from the University of California at Berkeley, an M.B.A. from the Haas School of Business at the University of California, Berkeley, and an M.P.H. from the University of California, Berkeley.

Item 7.01 Regulation FD Disclosure
On January 4, 2017, Castlight and Jiff issued the Joint Press Release, which is being furnished as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.
On January 4, 2017, Castlight and Jiff, Inc. each provided FAQs with respect to the Merger to their respective employees announcing Castlight’s proposed acquisition of Jiff, Inc. In addition, on January 4, 2017, each of Mr. Colella and Mr. Doyle sent correspondence by e-mail transmission to Castlight’s employees, and Mr. Newell sent correspondence by e-mail transmission to Jiff’s employees. Copies of the eFAQs provided to Castlight and Jiff employees are furnished as Exhibits 99.2 and 99.3, respectively, to this Current Report on Form 8-K and are incorporated herein by reference. Copies of the email correspondence sent by Mr. Colella, Mr. Doyle and Mr. Newell are furnished as Exhibits 99.4, 99.5 and 99.6, respectively, to this Current Report on Form 8-K and are incorporated herein by reference.
The information contained in this Item 7.01 and Exhibits 99.1, 99.2, 99.3, 99.4, 99.5 and 99.6 to this report shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section, and shall not be incorporated by reference into any filings made by Castlight under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except as may be expressly set forth by specific reference in such filing.
Item 9.01 Financial Statements and Exhibits.
(d) Exhibits

Exhibit	Description
2.1*	Agreement and Plan of Merger and Reorganization, dated January 4, 2017
10.1	Form of Support Agreement
10.2	Form of Stockholder Agreement
10.3	Form of Lock-up Agreement
99.1	Castlight and Jiff Joint Press Release, dated January 4, 2017, entitled “Castlight Health Announces Strategic Acquisition of Jiff ”
99.2	Castlight FAQs for Employees, dated January 4, 2017
99.3	Jiff FAQs for Employees, dated January 4, 2017
99.4	Castlight Internal Email from Giovanni M. Colella, dated January 4, 2017
99.5	Castlight Internal Email from John C. Doyle, dated January 4, 2017
99.6	Jiff Internal Email from Derek Newell, dated January 4, 2017
* Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Castlight agrees to furnish supplementally a copy of such schedules, or any section thereof, to the SEC upon request.

Forward Looking Statements
This report and its attached exhibits contains forward-looking statements that are not purely historical regarding the Company’s or its management’s intentions, beliefs, expectations and strategies for the future, including those relating to its expected financial results for the year ended December 31, 2016, the closing of the proposed transaction and the expected closing date of the proposed transaction, the anticipated benefits of the proposed transaction, and anticipated future combined operations, products and services of the Company and Jiff. Because such statements deal with future events, they are subject to various risks and uncertainties, and actual results could differ materially from the Company’s current expectations. Factors that could cause actual results to differ materially include risks and uncertainties such as those relating to the ability of the parties to complete the proposed transaction, obtaining Company and Jiff stockholder approval and required regulatory clearances, and customer and partner reception to the proposed transaction. Readers should also refer to the section entitled “Risk Factors” in the Company’s Annual Report on Form 10-K, its most recent Quarterly Report on Form 10-Q, and its other reports filed with the SEC.
All forward-looking statements included in this report and attached exhibits are made as of the date of this report, based on information currently available to the Company, and the Company assumes no obligation to update any such forward-looking statement or reasons why results may differ.

Important Additional Information will be Filed with the SEC
In connection with the proposed transaction between the Company and Jiff, the Company intends to file a registration statement on Form S-4 with the SEC. This registration statement will contain a joint proxy statement/prospectus/information statement and relevant materials concerning the proposed transaction. Additionally, the Company intends to file with the SEC other relevant materials in connection with the proposed transaction. After the registration statement is declared effective by the SEC, the Company and Jiff will deliver a definitive joint proxy statement/prospectus/information statement to their respective stockholders. STOCKHOLDERS OF THE COMPANY AND JIFF ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, http://www.sec.gov. Documents will also be available for free from the Company at www.castlighthealth.com.
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in connection with the proposed transaction shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
The Company and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the Company’s stockholders with respect to the matters relating to the proposed transaction. Jiff and its officers and directors may also be deemed a participant in such solicitation. Information regarding any interest that the Company, Jiff or any of the executive officers or directors of the Company or Jiff may have in the proposed transaction with Jiff will be set forth in the joint proxy statement/prospectus/information statement that the Company intends to file with the SEC in connection with its stockholder vote on matters relating to the proposed transaction. Information about the directors and executive officers of the Company, including their respective interest in security holding of the Company, is set forth in the proxy statement for the Company’s 2016 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2016. Stockholders may obtain additional information regarding the interest of such participants by reading the definitive joint proxy statement/prospectus/information statement regarding the proposed transaction when it becomes available. These documents can be obtained free of charge from the sources indicated above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Castlight Health Inc.
Date: January 4, 2017
	By:	/s/ Siobhan Nolan Mangini
Siobhan Nolan Mangini
Chief Financial Officer